                                                                      EXHIBIT 19


                                  (PICTURE)


                      QUARTERLY REPORT / MARCH 31, 1997

TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------


 The first quarter of 1997 ended with a shift in the interest rate environment as the Federal Reserve increased the federal funds rate 25 basis points on March 25, 1997. Although this was the first Fed rate increase in over two years, it was perceived as a step in providing greater assurance that the current economic expansion would be extended by sustaining the present low inflation environment through the rest of the year.

 Considering this economic environment, together with the business and regulatory developments, BanPonce Corporation (the Corporation) has established four comprehensive strategic objectives for 1997. These strategies include strengthening our competitive position in Puerto Rico, expanding our franchise in the Caribbean and the United States, diversifying our financial services to provide more quality service and alternatives to our clients, and reinforcing our organizational quality.

 During this quarter, besides focusing on the strategic objectives we are pursuing, the Corporation continued reflecting an increase in shareholder value as the net income for the first quarter of 1997 rose to $49.5 million, for an increase of $4.4 million or 9.7% from $45.1 million in the same quarter of 1996. For the last quarter of 1996, the Corporation reported net income of $47.7 million.

 On a per common share basis, net income rose 9.9% to $0.72 for the first quarter of 1997, from $0.65 for the same period in 1996 and $0.69 for the last quarter of 1996. Per share data have been adjusted to reflect the stock split effected in the form of a dividend of one share for each share outstanding on July 1, 1996.

 Return on assets (ROA) and return on common equity (ROE) for the quarter ended March 31, 1997, were 1.19% and 16.32%, respectively, compared with 1.17% and 16.39% for the first quarter of 1996 and 1.13% and 15.76% for the fourth quarter of 1996.

 The primary reason for the increase in net income for the first quarter of 1997, when compared with the same period a year earlier, was the growth of $18.2 million in net interest income and $5.1 million in other revenues. These increases were tempered by lower gains on sale of securities and trading gains by $2.9 million, and rises of $2.4 million in the provision for loan losses, $11.4 million in operating expenses and $2.2 million in income taxes.

 Net interest income rose 11.2%, reaching $180.6 million for the first three months of 1997, compared with $162.4 million for the same period of 1996. While average earning assets rose $1.2 billion, the net interest yield, on a taxable equivalent basis, increased to 4.90% for the first quarter of 1997, from 4.78% for the same period a year earlier.

 The Corporation's provision for loan losses increased to $23.7 million for the first quarter of 1997 from $21.3 million in the same period of 1996, primarily as a result of increases in the loan portfolio, net charge-offs and non-performing assets. Net charge-offs for the quarter ended March 31, 1997, amounted to $17.9 million as compared with $14.9 million for the quarter ended March 31, 1996, and $20.3 million for the fourth quarter of 1996. The increase reflected higher losses in consumer and commercial loans.

 Other operating revenues rose to $55.4 million for the first quarter of 1997 from $50.3 million for the same period in 1996. This increase is largely attributed to a growth in other service fees, particularly debit card fees and credit card fees and discounts.

 Operating expenses for the three-month period ended March 31, 1997, increased to $142.1 million or 8.7%, compared with $130.7 million reported for the same period a year earlier. Personnel costs rose mainly due to higher performance-based compensation, annual merit increases and increased headcount resulting from the continuous business expansion. In addition, professional fees, printing and supplies, business promotion, communications and equipment expenses all rose reflecting increased spending on strategic initiatives to diversify sources of revenue, improve marketing and expand the use of technology for competitive advantage.

 The Corporation's total assets at March 31, 1997, amounted to $17.4 billion for an increase of $1.6 billion or 10.1% when compared with $15.8 billion at the same date in 1996. Most of the rise in assets was achieved by Banco Popular de Puerto Rico (BPPR).

 Loans amounted to $9.9 billion at March 31, 1997, compared with $8.9 billion a year earlier and $9.8 billion at December 31, 1996. Loan growth was paced by an increase of $529 million in commercial and construction loans, from $3.5 billion at March 31, 1996, to $4.0 billion a year later, as the Corporation continues developing relationships with small and middle market companies.

 Reflecting the overall economic conditions and management's proactive assertion regarding credit quality, the allowance for loan losses increased to $191 million or 1.94% of loans at March 31, 1997, compared with $186 million or 1.90% at December 31, 1996, and $175 million or 1.97% at March 31, 1996. Non-performing assets (NPA) amounted to $174 million at March 31, 1997, compared with $151 million at the same date last year and $155 million at the end of 1996. The increase in NPA was primarily reflected in the mortgage loan portfolio in which non-performing loans amounted to $47.2 million at March 31, 1997, compared with $28.8 million at the same date last year and $44.0 million at December 31, 1996.

 The ratio of NPA to loans increased slightly, from 1.70% at March 31, 1996, to 1.76% a year later. When adjusted to conform to standard industry practice, NPA were $124 million or 1.25 % of loans at the end of this quarter, compared with $111 million or 1.26% at March 31, 1996.

 At March 31, 1997, total deposits were $10.5 billion compared with $10.2 billion at the same date of 1996 and $10.8 billion at December 31, 1996. As expected, since the repeal of Section 936 of the U.S. Internal Revenue Code in August 1996, total 936 deposits decreased from $1.0 billion at March 31, 1996 to $874 million as of December 31, 1996 and $638 million at March 31, 1997. Borrowings increased $1.1 billion to $5.3 billion at the end of the first quarter of 1997, from $4.2 billion a year earlier, principally at BPPR as a result of the reduction in 936 deposits and arbitrage opportunities.

 Stockholders' equity increased to $1.29 billion at March 31, 1997, compared with $1.16 billion a year ago and $1.26 billion as of December 31, 1996, principally as a result of the retention of earnings. Book value per share increased to $17.96 as of March 31, 1997, from $16.07 as of the same date last year and $17.59 at the end of 1996.

 The Corporation's stock market value was $35.50 at the end of the quarter, representing an appreciation of 53.5% and 5.2% from the market value of $23.13 at March 31, 1996 and $33.75 at December 31, 1996, respectively. The Corporation had a total market capitalization value of $2.35 billion at March 31, 1997, based on 66,121,855 common shares outstanding.

 On February 5, 1997, the Corporation sold to institutional investors $150 million of capital securities.

 BanPonce Trust I, a statutory business trust owned by BanPonce Financial Corp, issued $150 million of Capital Securities Series A at a rate of 8.327%, fully guaranteed by BanPonce Financial Corp and BanPonce Corporation. The proceeds were upstreamed to BanPonce Financial as junior subordinated debt under the same terms and conditions. Cumulative preferred securities having the characteristics of the Series A Capital Securities, as defined by the Federal Reserve, qualify as Tier I capital for bank holding companies. Such Tier I capital treatment provides the Corporation with a more cost-effective means of obtaining capital for regulatory purposes.

 At March 31, 1997, the Corporation maintained solid capital ratios, with a Tier I ratio of 13.35%, a total capital ratio of 15.90% and a leverage ratio of 7.71%

 Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.


================================================================================

 In an effort to continue providing banking services at our customers' convenience, during this first quarter BPPR launched its innovative "PC Bank" in Puerto Rico. This new product, which is available 24 hours a day, allows customers to obtain balances of their deposit accounts, credit cards and loans through their personal computer from the privacy of their home or office. In addition, clients are able to verify their most recent transactions since their last statement of account, perform a series of payments and transfers within the accounts and communicate with the bank through electronic mail. Also, BPPR opened one branch and one in-store facility, increasing its opportunities to cross-sell services, while Equity One opened two new offices for a total of 104 offices in 29 states.

================================================================================

  On March 28, 1997, the Federal regulatory agencies approved the previously announced acquisition of Seminole National Bank in Sanford, Florida. Seminole National Bank operates three branches in Sanford and Orlando with assets of approximately $26 million and deposits of $22 million. The transaction is expected to be completed by April 30, 1997.

--------------------------------------------------------------------------------

 Still awaiting the approval of regulatory agencies are the acquisitions of Roig Commercial Bank, National Bancorp and CBC Bancorp. Roig Commercial Bank operates 25 branches, mainly located in the eastern part of Puerto Rico, with assets of approximately $900 million and deposits of $650 million. National Bancorp is the holding company of American Midwest Bank & Trust with assets of approximately $175 million and deposits of $146 million, operating two branches in Chicago, Illinois. CBC Bancorp has two banking subsidiaries, Capitol Bank & Trust and Capitol Bank of Westmont, with assets of approximately $315 million and deposits of $280 million.

================================================================================
Effective March 31, 1997, Mr. Carlos J. Vazquez joined BanPonce Corporation as an Executive Vice President and member of the Senior Management Council supervising the risk management function of the Corporation. The risk management function includes identifying, measuring and managing interest rate, market, insurance, credit, reputation, liquidity and other risks. Mr. Vazquez has 15 years of experience at J.P. Morgan focusing in domestic and international financing. This appointment is in line with the guidelines recently issued by the Federal Reserve Bank that direct examiners to provide separate supervisory ratings for the risk management process.

                                          /s/ Richard L. Carrion
                                          -----------------------
                                          Richard L. Carrion
                                          Chairman, President and
                                          Chief Executive Officer

FINANCIAL REVIEW
-----------------------------------------------------------------------------------------------------------------------------

(Dollars in thousands, except per share information)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                       At March 31,                      Average for the quarter
(In thousands)                                        1997         1996       Change          1997         1996      Change
-----------------------------------------------------------------------------------------------------------------------------

          Money market investments               $   790,187  $   661,357  $  128,830    $   689,891  $   657,034  $   32,857
          Investment and trading securities        5,657,293    5,289,849     367,444      5,388,006    5,225,215     162,791
          Loans                                    9,889,254    8,850,078   1,039,176      9,777,772    8,748,657   1,029,115
          All other assets                         1,064,724    1,003,799      60,925      1,061,185      925,924     135,261
          Total assets                            17,401,458   15,805,083   1,596,375     16,916,854   15,556,830   1,360,024
          Non-interest bearing liabilities         2,553,432    2,211,091     342,341      2,490,229    2,190,371     299,858
          Interest bearing liabilities            13,560,511   12,434,422   1,126,089     13,147,072   12,209,571     937,501
          Stockholders' equity                     1,287,515    1,159,570     127,945      1,279,553    1,156,888     122,665
-----------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                          First Quarter
per share information)                                 1997        1996       Change
-------------------------------------------------------------------------------------
          Net interest income                    $   180,644  $   162,460  $   18,184
          Provision for loan losses                   23,687       21,273       2,414
          Fees and other income                       54,255       51,992       2,263
          Other expenses                             161,673      148,037      13,636
          Net income                                  49,539  $    45,142  $    4,397
          Net income applicable to common stock  $    47,452  $    43,055  $    4,397
          Earnings per common share                     0.72         0.65        0.07

--------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                      First Quarter
INFORMATION                                                              1997         1996
--------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -  Return on assets                                 1.19%        1.17%
                        Return on earning assets                         1.27         1.24
                        Return on common equity                         16.32        16.39
                        Net interest spread (taxable equivalent)         4.09         4.01
                        Net interest yield (taxable equivalent)          4.90         4.78
                        Effective tax rate                              28.29        27.75
                        Overhead ratio                                  48.64        48.45
--------------------------------------------------------------------------------------------

CAPITALIZATION RATIOS - Equity to assets                                 7.56%        7.44%
                        Tangible equity to assets                        6.78         6.59
                        Equity to loans                                 13.09        13.22
                        Internal capital generation                     11.11        11.47
                        Tier I capital to risk-adjusted assets          13.35        11.96
                        Total capital to risk-adjusted assets           15.90        14.68
                        Leverage ratio                                   7.71         6.65
--------------------------------------------------------------------------------------------
COMMON STOCK DATA -     Market price
                              High                                $     36.75  $     23.13
                              Low                                       33.06        19.38
                              End                                       35.50        23.13
                        Book value at period end                        17.96        16.07
                        Dividends declared                               0.18         0.15
                        Dividend payout ratio                           25.07%       22.96%
                        Price/earnings ratio                            12.91X       10.19x
--------------------------------------------------------------------------------------------
SELECTED DATA -         Common shares outstanding                  66,121,855   65,949,872
                        Full-time equivalent employees                  7,981        7,836
                        Branches (banking operations)                     231          214
                        Automated teller machines                         391          345
                        Stockholders                                    5,627        5,387
--------------------------------------------------------------------------------------------


Note: All common stock data has been adjusted to reflect the stock split effected in the form of a dividend on July 1, 1996.

FINANCIAL REVIEW
--------------------------------------------------------------------------------

 This financial review contains the analysis of the consolidated financial position and financial performance of BanPonce Corporation and its subsidiaries (the Corporation). The Corporation is a regional diversified bank holding company engaged in the following businesses through its subsidiaries.

    - Commercial Banking/Savings and Loan -
      Banco Popular de Puerto Rico (BPPR),
      Banco Popular, Illinois, Banco Popular, FSB and Banco Popular, N.A. (California), acquired on September 30, 1996

    - Lease Financing -Popular Leasing and Rental,
      Inc.

    - Mortgage Banking/Consumer Finance -Popular
      Mortgage, Inc. (d/b/a Puerto Rico Home
      Mortgage), Equity One, Inc. (Equity One) and
      Popular Consumer Services, Inc. (d/b/a Best
      Finance)

    - Investment Banking-BP Capital Markets, Inc.
      (BP Capital)

 This financial review should be read together with the consolidated financial statements, supplemental financial data and tables included in this report.

NET INCOME

 The Corporation reported net earnings of $49.5 million for the first quarter of 1997, compared with $45.1 million for the same period in 1996, and $47.7 million during the last quarter of 1996. Earnings per common share (EPS) for the quarter were $0.72, based on 66,121,855 average shares outstanding, compared with EPS of $0.65 for the first quarter of 1996, based on 65,949,872 average shares outstanding, and EPS of $0.69 for the fourth quarter of 1996, based on 66,088,506 average shares outstanding. All per share data have been adjusted to reflect the stock split effected in the form of a dividend of one share for each share outstanding, effective July 1, 1996. Return on assets
(ROA) and return on common equity (ROE) for the quarter ended March 31, 1997 were 1.19% and 16.32%, respectively, compared with 1.17% and 16.39% reported during the first quarter of 1996 and 1.13% and 15.76% for the last quarter of 1996.

 Net interest income, discussed below, was the principal contributor to the rise of $4.4 million in net earnings, with an increase of $18.2 million, followed by an increase in other operating income of $5.1 million, partially offset by lower gains on sale of securities and trading transactions of $2.9 million, and rises of $11.4 million in operating expenses, $2.4 million in provision for loan losses and $2.2 million in the income tax provision.

NET INTEREST INCOME

 Net interest income for the first quarter of 1997 reached $180.6 million compared with $162.4 million reported for the same quarter in 1996. On a taxable equivalent basis, net interest income increased to $193.3 million from $174.5 million in the same quarter of 1996. This rise resulted from a $16.6 million increase due to a higher volume of earning assets and a $2.2 million increase due to a higher net interest yield. For analytical purposes, the interest earned on tax- exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates.

 Average earning assets reached $15.9 billion for the quarter ended March 31, 1997, compared with $14.6 billion for the same quarter of 1996. The increase in average earning assets relates primarily to a rise of $1.0 billion in average loans, reaching $9.8 billion as compared with $8.8 billion for the same quarter in 1996. The rise relates mainly to increases of $538 million in the average commercial and construction portfolio and of $315 million in the average consumer loan portfolio, principally at BPPR.

 The average yield on loans, on a taxable equivalent basis, rose to 10.22% from 10.04% reported during the first quarter of 1996. The loan categories that were responsible for most of the increase were commercial and consumer loans. Commercial loans had an average yield for the quarter of 9.09%, compared with 8.89% in the first quarter of 1996, while consumer loans had an average yield for the quarter of 13.08%, compared with 12.79% for the first quarter of 1996.

 Average money market investments reached $690 million for the first quarter of 1997, compared with $657 million for the same period of 1996. The yield on money market investments decreased to 5.21% from 5.31% reported in the first quarter of 1996.

 Average investment securities reached $5.1 billion compared with $4.9 billion reported for the same quarter in 1996. The increase relates principally to a higher average volume at BPPR, mainly in

--------------------------------------------------------------------------------

collateralized mortgage obligations, mortgage-backed securities and U.S. Treasury securities, partially offset by a lower average balance of investments required by local regulations to all recipients of 936 funds which have a yield substantially below market rates. The average yield of the Corporation's investment portfolio, on a taxable equivalent basis, including both available-for-sale and held to maturity investments increased four basis points to 6.80% during the three-month period ended March 31, 1997, from 6.76% during the same period of 1996.

 The average balance of trading account securities for the first quarter of 1997 was $285 million compared with $330 million reported for the same quarter last year, a decrease of $45 million. BP Capital experienced a decrease of $59 million compared with the first quarter of 1996. The taxable equivalent yield on trading account securities increased 20 basis points to 6.32% from 6.12% reported in the first quarter of 1996.

 As a result of the larger volume of higher-yielding assets coupled with improvements in yields of most loan categories, the average yield on earning assets, on a taxable equivalent basis, reached 8.83% for the first quarter of 1997, or 19 basis points higher than 8.64% reported during the first quarter of 1996.

 On the liability side, average interest bearing liabilities of the Corporation were $13.1 billion for the three-month period ended March 31, 1997, compared with $12.2 billion for the same period of 1996. Average interest bearing deposits increased $200 million, despite a decrease of $291 million in average 936 deposits. The increase was mostly in savings accounts which rose $164 million and NOW and money market deposits which rose $50 million for the first quarter of 1997. Average certificates of deposits, excluding 936 deposits, rose $278 million. Average demand deposits grew by $221 million from $2.0 billion to $2.2 billion during the first quarter of 1997.

 The average costs of interest bearing deposits for the quarters ended March 31, 1997 and 1996 were 4.21% and 4.12%, respectively. The increase of nine basis points in the average cost was principally attributed to a rise in the cost of certificates of deposit, from 5.23% in the first quarter of 1996 to 5.41% for the same quarter in 1997. Traditionally 936 certificates of deposit had a cost below that of the U.S. or the Eurodollar market. During the first quarter of 1996, these deposits had an average cost of 4.61% and comprised 24.7% of total average certificates of deposit compared with 4.71% and 17.3% during the first quarter of 1997. That reduction in the proportion of 936 deposits was among the factors resulting in an increase in the average cost of certificates of deposit.

 Savings accounts and NOW and money market deposits also reflected increases in their average costs. Savings accounts increased from 3.02% during the first quarter of 1996 to 3.06% for the same period in 1997, while the average cost of NOW and money market deposits rose from 3.23% to 3.35% for the three-month period ended March 31,1997.

 Average short term borrowings increased $265 million to $3.6 billion during the first quarter of 1997 compared with $3.3 billion reported during the same period of 1996. The increase mostly occurred at BPPR, whose average balance increased $445 million due to the reduction in 936 deposits and arbitrage opportunities. This increase was partially offset by a decrease at BP Capital of $215 million in its average balance as a result of lower 936 borrowings. The average cost of short-term borrowings for the quarter ended March 31, 1997, increased by 16 basis points, from 5.23% to 5.39% in 1997, due to both a decrease in the average balance of 936 repurchase agreements and general market conditions.

 Average long and medium term-debt increased $472 million, from $810 million in the first quarter of 1996 to $1.3 billion for the same quarter of 1997. This increase was mostly experienced at BPPR and the holding company. The average cost of long and medium term debt for the quarter ended March 31, 1997, was 6.34% compared with 7.22% for the same quarter last year. Also, in February 1997, the Corporation issued $150 million in Capital Securities which qualify as Tier I capital for regulatory purposes. These securities mature on February 2027.

 As a result of the increase in the average costs of interest bearing deposits and short-term borrowings the total cost of interest bearing liabilities rose 11 basis points, from 4.63% to 4.74% for the first quarter of 1997. The cost of funding earning assets also increased, from 3.86% for the first quarter of 1996 to 3.93% for the same quarter in 1997.

 Notwithstanding the increase in the cost of funds, the rise in the yield on earning assets was strong

--------------------------------------------------------------------------------

enough to move the net interest yield, on a taxable equivalent basis, upward to 4.90% for the first quarter of 1997 from 4.78% for the same quarter in 1996 and 4.84% in the last quarter of 1996.

 Table A below contains a summary of the results of the Corporation's net interest yield, on a taxable equivalent basis, for the first quarter of 1997 and 1996.

TABLE A

NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)
--------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                FIRST QUARTER
--------------------------------------------------------------------------------
                            1997 AVERAGE      1996 AVERAGE
                           ---------------------------------
                           BALANCE   RATE  BALANCE     RATE
                           ---------------------------------


Earning assets             $15,856  8.83%  $14,631    8.64%
                           =======         =======

Financed by:
 Interest
 bearing funds             $13,147  4.74%  $12,210    4.63%


Non-interest
 bearing funds               2,709           2,421
                           -------         -------

           Total           $15,856  3.93%  $14,631    3.86%
                           =======         =======

Net interest income
 per books                 $ 180.6         $ 162.4

Taxable equivalent
 adjustment                   12.7            12.1
                           -------         -------
Net interest income
 on a taxable equivalent
 basis                     $ 193.3         $ 174.5
                           =======         =======
Spread                              4.09%             4.01%

 Net interest yield                 4.90%             4.78%



 In August 1996, the U.S. Congress approved legislation that repealed Section 936 of the U.S. Internal Revenue Code. The bill approved repealed the Qualified Possession Source Investment Income (QPSII) for taxable years beginning after December 31, 1995. As expected, the Corporation has experienced a reduction in the volume of 936 funds and its further substitution with conventional higher-cost funds. Factors such as a higher rate charged on loans previously tied to a 936 market rate and a higher rate on investments required by local regulations to all recipients of 936 funds has helped mitigate the impact of the resulting higher cost of funds. Also, some 936 Corporations have chosen not to withdraw all their funds from financial institutions and have, instead, invested those funds at a longer term to reduce the tollgate taxes applicable upon repatriating those funds. As a result, the cost of those funds have remained below that of the U.S. or Eurodollar market. At March 31, 1997, the Corporation maintained $1.9 billion in 936 funds, representing 11.7% of its liabilities compared with $2.5 billion or 17.3% at the same date in 1996 and $2.2 billion or 14.2% at December 31, 1996.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

 The provision for loan losses for the first quarter of 1997, totaled $23.7 million or a $2.4 million increase from $21.3 million reported for the same quarter of 1996. During the fourth quarter of 1996, the provision was $23.5 million. Net charge-offs for the quarter ended March 31, 1997, reached $17.9 million or 0.73% of average loans, compared with $14.9 million or 0.68% for the same quarter in 1996, and $20.3 million or 0.84% for the quarter ended on December 31, 1996. Table B below presents information for the quarter ended March 31,1997 and the previous four quarters.

TABLE B


--------------------------------------------------------------------------------
    Quarter                Provision for         Net          Allowance for
    Ended                   Loan Losses      Charge-offs      Loan Losses
--------------------------------------------------------------------------------
                                           (In millions)
March 31, 1997                $23.7            $17.9              $191
December 31, 1996              23.5             20.3               186
September 30, 1996             22.4             18.8               182
June 30, 1996                  21.7             18.1               178
March 31, 1996                 21.3             14.9               175


 Consumer and commercial loans net charge-offs increased $2.5 million and $2.0 million, respectively. Consumer loans net charge-offs totaled $8.6 million or 1.28% of average consumer loans for the quarter ended March 31, 1997, while commercial loans net losses amounted to $7.4 million or 0.78% of the average commercial portfolio. For the same quarter last year, consumer and commercial loans net charge-offs represented 1.02% and 0.66%, respectively, of their average portfolio. Most of the rise in net credit losses in the consumer category was experienced at BPPR and Equity One which recorded $1.3 million and $0.8 million, respectively, over the amount recognized for the same quarter of the previous year. In the commercial loan category, BPPR was responsible for the rise of $2.0 million in net loans

--------------------------------------------------------------------------------


 TABLE C
 ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS


                                                                                         First Quarter
(Dollars in thousands)                                                               1997             1996
------------------------------------------------------------------------------------------------------------
    Balance at beginning of period. . . . . . . . . . . . . . . .               $185,574            $168,393
    Provision for loan losses . . . . . . . . . . . . . . . . . .                 23,687              21,273
                                                                                ----------------------------
                                                                                 209,261             189,666
                                                                                ----------------------------
    Losses charged to the allowance
         Commercial . . . . . . . . . . . . . . . . . . . . . . .                 11,200               9,215
         Construction . . . . . . . . . . . . . . . . . . . . . .                    300                 693
         Lease financing. . . . . . . . . . . . . . . . . . . . .                  6,283               3,325
         Mortgage . . . . . . . . . . . . . . . . . . . . . . . .                    529                 597
         Consumer . . . . . . . . . . . . . . . . . . . . . . . .                 12,001               9,513
                                                                                ----------------------------
                                                                                  30,313              23,343
                                                                                ----------------------------
    Recoveries
         Commercial . . . . . . . . . . . . . . . . . . . . . . .                  3,823               3,859
         Construction   . . . . . . . . . . . . . . . . . . . . .                      1                   1
         Lease financing  . . . . . . . . . . . . . . . . . . . .                  5,129                 947
         Mortgage   . . . . . . . . . . . . . . . . . . . . . . .                     36                 112
         Consumer . . . . . . . . . . . . . . . . . . . . . . . .                  3,423               3,482
                                                                                ----------------------------
                                                                                  12,412               8,401
                                                                                ----------------------------
    Net loans charged-off . . . . . . . . . . . . . . . . . . . .                 17,901              14,942
                                                                                ----------------------------
    Balance at end of period. . . . . . . . . . . . . . . . . . .               $191,360            $174,724
                                                                                ============================
    Ratios:   . . . . . . . . . . . . . . . . . . . . . . . . . .
         Allowance for losses to loans                                              1.94%               1.97%
         Allowance to non-performing assets                                       109.99              116.00
         Allowance to non-performing loans  . . . . . . . . . . .                 116.63              124.30
         Non-performing assets to loans . . . . . . . . . . . . .                   1.76                1.70
         Non-performing assets to total assets  . . . . . . . . .                   1.00                0.95
         Net charge-offs to average loans . . . . . . . . . . . .                   0.73                0.68
         Provision to net charge-offs . . . . . . . . . . . . . .                   1.32X               1.42x
         Net charge-offs earnings coverage  . . . . . . . . . . .                   5.18                5.61

charged-off. Lease financing and construction loans net charge-offs decreased $1.2 million and $0.4 million, respectively, when compared with the first quarter of 1996. The decrease in net charge-offs in the lease financing portfolio resulted from a higher level of recoveries, as a result of the more aggresive charge-off policy implemented in 1996 by the Corporation's leasing subsidiaries.

 As shown in Table C, the allowance for loan losses at March 31, 1997, amounted to $191 million, representing 1.94% of loans, compared with $175 million or 1.97% at the same date last year. At December 31, 1996, the allowance for loan losses was $186 million or 1.90% of loans. Management considers that the allowance for loan losses is adequate to absorb potential write-offs of the loan portfolio, based on the process established to assess its adequacy. This process incorporates portfolio risk characteristics, results of periodic credit reviews, prior loss experience, current and anticipated economic conditions and loan impairment measurement.

 As required by SFAS 114, the Corporation has defined impaired loans as all loans with interest and/or principal past due 90 days or more and other specific loans for which, based on current information and events, it is probable that the debtor will be unable to pay all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective rate, on the observable market price or, on the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment based on past

--------------------------------------------------------------------------------

experience. All other loans are evaluated on a loan-by-loan basis. Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds its carrying value do not require an allowance. At March 31, 1997, the Corporation had $99 million in loans considered impaired of which $65 million had a related allowance for possible loan losses of $18 million. As of the same date last year, loans considered impaired amounted to $80 million of which $38 million had a related allowance for loan losses of $9 million. Average impaired loans during the first quarter of 1997 and 1996 were $97 million and $83 million, respectively. The Corporation recognized interest income on impaired loans of $1.0 million and $0.9 million, for the quarters ended March 31, 1997 and 1996, respectively.

CREDIT QUALITY

 Non-performing assets (NPA) consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate. The Corporation reports NPA on a more conservative basis than most U.S. banks. The standard industry practice is to place non-performing commercial loans on non-accrual status when payments of principal or interest are delinquent 90 days. However, the Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

 As shown in Table D, NPA as of March 31, 1997, amounted to $174 million or 1.76% of loans, compared with $151 million or 1.70% at March 31, 1996. NPA were $155 million or 1.58% of loans at December 31, 1996.

 Non-performing loans totaled $164 million as of March 31, 1997 compared with $141 million at the same date last year and $145 million as of December 31, 1996. Most of the increase from March 31, 1996, was reflected in non-performing mortgage and consumer loans which rose $18.4 million and $5.0 million, respectively. Most of the increase in non- performing mortgage loans was experienced at Equity One, and it was related to the rise in personal bankruptcies in the mainland and the growth in its mortgage loan portfolio. Non-performing commercial loans increased $1.3 million over the amount as of March 31, 1996, while non-performing lease financings

TABLE D

-----------------------------------------------------
                                     NPA    Allowance
                                     as a %  as a %
 Date                    NPA       of Loans  of NPA
-----------------------------------------------------
                (Dollars in millions)

March 31, 1997           174         1.76%   110.0%
December 31, 1996        155         1.58    119.9
September 30, 1996       153         1.60    118.9
June 30, 1996            152         1.64    117.0
March 31, 1996           151         1.70    116.0


decreased $1.1 million and other real estate showed a decline of $0.7 million.

 Assuming standard industry practice of placing commercial loans on non-accrual status when payments of principal or interest are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of March 31, 1997, amounted to $124 million or 1.25% of loans, and the allowance for loan losses would be 154.3% of non-performing assets. At March 31, 1996 and December 31, 1996, adjusted non-performing assets were $111 million and $117 million, respectively, or 1.26% and 1.19% of loans.

 Accruing loans that are contractually past-due 90 days or more as to principal or interest as of March 31, 1997, amounted to $11.4 million compared with $11.5 million at March 31, 1996, and $12.3 million at December 31, 1996.

OTHER OPERATING INCOME

 Other operating income, excluding securities and trading transactions, amounted to $55.4 million for the

--------------------------------------------------------------------------------

first quarter of 1997 compared with $50.3 million for the same quarter in 1996, an increase of $5.1 million or 10.2%. This rise in other income was principally driven by an increase of $4.8 million in other service fees and $0.7 million in service charges on deposit accounts. Partially offsetting these increases was a decrease of $0.4 million in other operating income. Total other operating income for the last quarter of 1996, amounted to $54.5 million.

 Service charges on deposit accounts totaled $21.8 million for the quarter ended March 31, 1997, compared with $21.1 million for the same quarter of 1996. This increase resulted from the growth in the activity of commercial accounts, particularly at BPPR. In addition, the operations of Banco Popular N.A. (California), acquired on September 30, 1996, contributed approximately $0.3 million in these service charges for the quarter.

 Other service fees for the first three months of 1997, amounted to $22.2 million compared with $17.4 million for the same period of 1996. The increase in other service fees was principally attained at BPPR where debit card fees rose $1.5 million, reflecting the growing volume of point-of-sale (POS) terminals and transactions. The volume of transactions at POS terminals increased from a monthly average of approximately 1,536,000 in March 1996 to 2,524,000 a year later. Also at BPPR, credit card fees and discounts rose $1.2 million, as credit card net sales rose 29.0% and the number of credit card active accounts grew 15.7%. In addition, fees related to the sale and administration of investment products and credit life insurance fees rose $0.6 million and $0.5 million, respectively. The growth in credit life insurance fees resulted mainly from a higher volume of personal loans originated during this quarter which exceeded the originations for the first quarter of 1996 by 3,234 loans.

 Other operating income decreased $0.4 million, from $11.9 million for the first quarter of 1996 to $11.5 million for the same period in 1997. This decrease resulted mainly from the reduction in gains realized from the sale of mortgage loans by Equity One and a decrease in investment banking and underwriting fees at BP Capital. Partially offsetting these reductions was a realized gain of $2.5 million on the securitization and sale of mortgage loans recorded at BPPR.

 The Corporation recognized a net loss of $1.7 million in the sale of securities during the first quarter of 1997, principally reflected at BPPR as a result of the sale of U.S. Treasury securities. These securities were sold as part of an asset/liability strategy,which included the sale of securitized mortgage loans, in order to maintain the duration of the assets of the Corporation and reinvest the proceeds in higher-yielding investments. Also, during the first three months of 1997, the Corporation realized a net profit on trading transactions amounting to $0.4 million. The Corporation had a combined net gain of $1.7 million resulting from securities and trading activities for the first three months of 1996.

OPERATING EXPENSES

 Operating expenses for the first quarter of 1997 were $142.1 million compared with $130.7 million for the same quarter in 1996, an increase of $11.4 million principally reflecting higher personnel costs, professional fees, printing and supplies expenses, business promotion and communication expenses. Operating expenses for the last quarter of 1996 amounted to $143.9 million.

 The largest category of operating expenses, personnel costs, totaled $71.5 million for the first three months of 1997, compared with $67.8 million for the same period in 1996, an increase of $3.7 million or 5.4%. Salaries accounted for the largest portion of the increase in personnel costs, rising $3.6 million or 8.0% to $48.3 million, compared with $44.7 million in 1996. This increase was due largely to annual merit increases and greater use of incentive pay to compensate productivity and sales efforts. Also, full-time equivalent employees
(FTE) amounted to 7,981 at the end of this quarter, up 145 from 7,836 FTEs at the same date in 1996. Profit sharing expense rose $0.4 million primarily due to the improvement in BPPR's profitability ratios. Partially offsetting these increases was a reduction of $0.3 million in pension and other benefits, as a result of an expense of $1.2 million for staff uniforms recorded at BPPR during the first quarter of 1996 in order to emphasize its corporate image at all branches. The operations of Banco Popular N.A. (California) accounted for $0.7 million in personnel costs for the quarter ended March 31, 1997.

 Operating expenses, excluding personnel costs, increased $7.7 million, reaching $70.6 million for the first quarter of 1997, compared with $62.9 million for the same period in 1996. The increase in these operating expenses was mostly reflected in professional fees

--------------------------------------------------------------------------------

which grew $2.5 million, reflecting expenditures for purchased software associated with systems enhancements and consulting services related to the Corporation's strategic initiatives. Business promotion, printing and supplies and communications grew a combined $2.6 million due to the investment needed to support the continuing growth of the Corporation's business activity and the development of new products and services. Also, equipment expenses increased $0.6 million, mostly as a result of the expansion of the electronic payment system and the network of POS terminals. By the end of the first quarter of 1997, the Corporation had increased its automated teller machine (ATM) network by 46 machines and installed 4,176 additional POS terminals, when compared with the same date a year earlier, further expanding its electronic delivery capabilities. Moreover, other operating expenses rose $2.1million mainly at BPPR, reflecting higher FDIC assessment and interchange expenses related to the growing volume of electronic transactions. The operations of Banco Popular N.A. (California) accounted for $0.7 million in operating expenses, excluding personnel costs, for the quarter ended March 31, 1997.

 Income tax expense rose $2.2 million from $17.3 million in the first quarter of 1996 to $19.5 million in the same quarter this year, primarily as a result of higher pre-tax earnings. The effective tax rate for the first quarter of 1997 was 28.3%, compared with 27.7% for the same period in 1996.

BALANCE SHEET COMMENTS

 Total assets at March 31, 1997, were $17.4 billion compared with $15.8 billion at the same date last year, an increase of $1.6 billion or 10.1%. At December 31, 1996, total assets were $16.8 billion. For the first quarter of 1997, average assets amounted to $16.9 billion compared with $15.6 billion for the quarter ended March 31, 1996, an increase of 8.7%. Average assets for the year ended December 31, 1996 were $16.3 billion.

 Earning assets at March 31, 1997, amounted to $16.3 billion compared with $14.8 billion at March 31, 1996 and $15.5 billion at December 31, 1996. Loans amounted to $9.9 billion at March 31, 1997, compared with $8.9 billion a year ago. During the first quarter of 1997 the Corporation enjoyed growth in most loans categories. Commercial and construction loans increased from $3.5 billion at March 31, 1996 to $4.0 billion at March 31, 1997, a rise of $529 million or 15.0%. BPPR accounted for $403 million of the increase, while Banco Popular N.A. (California) had $62 million in commercial loans at March 31,1997. Mortgage loans rose $195 million or 8.0% as compared with March 31, 1996. Most of the increase was at Equity One, which rose $212 million, partially offset by a decrease of $70 million at BPPR as a result of the sale of internally generated FNMA pools during the latter part of 1996 and the first quarter of 1997. Mortgage loans amounted to $2.6 billion as of March 31, 1997, compared with $2.4 billion at March 31, 1996. Consumer loans increased $295 million or 12.4%, mainly at BPPR, and the lease financing portfolio rose $20 million or 3.8% as compared with March 31, 1996. Total loans at December 31, 1996 amounted to $9.8 billion.

 At March 31, 1997, money market investments amounted to $790 million compared with $661 million as of the same date in 1996. BP Capital had $494 million in money market investments at the end of this quarter. Investment securities as of March 31, 1997, totaled $5.4 billion compared with $5.0 billion as of March 31, 1996. These figures include $4.0 billion in investment securities available-for-sale as of March 31, 1997, and $3.3 billion as of March 31, 1996. Most of the growth was reflected at BPPR, where investment securities increased $465 million. At March 31, 1997, the trading portfolio amounted to $263 million or a decrease of $32 million from a year earlier.

 At March 31, 1997, total deposits reached $10.5 billion or $282 million higher than $10.2 billion at March 31, 1996. Most of the increase was attained at BPPR, where total deposits increased $216 million. Also, Banco Popular N.A. (California) had $94 million in total deposits at March 31,1997. Total deposits at December 31, 1996 were $10.8 billion. Total 936 deposits decreased $236 million from $874 million at December 31, 1996 to $638 million at the end of this quarter.

 Borrowings, excluding subordinated notes and capital securities, totaled $5.0 billion at March 31, 1997, from $4.0 billion at March 31, 1996. This rise was mainly experienced at BPPR due to the decrease in 936 deposits and arbitrage opportunities. This increase was partially offset by a decline of $208 million in the federal funds purchased and securities sold under agreements to repurchase mainly at BP Capital. Subordinated notes decreased $50 million, from $175 million outstanding a year ago, due to the maturity on June 15, 1996, of the subordinated notes

--------------------------------------------------------------------------------

issued by BPPR in 1989.

 During the first quarter of 1997, the Corporation issued $150 million in Capital Securities Series A at 8.327%, through BanPonce Trust I, a statutory business trust owned by BanPonce Financial Corp. The proceeds were upstreamed to BanPonce Financial as junior subordinated debt under the same terms and conditions. The Series A Capital Securities, qualify as Tier I capital for regulatory purposes. Such Tier I treatment provides the Corporation with a more cost-effective means of obtaining capital for regulatory purposes.

 The Corporation's stockholders' equity at March 31, 1997, amounted to $1.29 billion, compared with $1.16 billion at March 31, 1996. The increase is mainly due to earnings retention. Also, the additional shares issued under the Dividend Reinvestment Plan contributed $4.2 million in additional capital since March 31, 1996. Stockholders' equity at December 31, 1996 amounted to $1.26 billion. On April 26, 1996, the Board of Directors authorized a two-for-one common stock split effected in the form of a dividend, which doubled the outstanding shares at the time. The new shares were issued on July 1, 1996, to shareholders of record as of June 14, 1996, and $198 million were transferred from retained earnings to common stock as a result of the split. All per share data included herein have been adjusted to reflect the stock split. The allowance for unrealized holding losses on securities available-for-sale, net of deferred taxes, amounted to $9.9 million at March 31, 1997, compared with a loss of $19,000 a year ago.

 The market value of the Corporation's common stock at March 31, 1997 was $35.50 per share compared with $23.13 at March 31, 1996 and $33.75 at December 31, 1996. The Corporation's total market capitalization at March 31, 1997 was $2.35 billion, compared with $1.53 billion at March 31, 1996. Book value per common share increased to $17.96 as of March 31, 1997, compared with $16.07 as of the same date last year. The dividend payout ratio to common stockholders for the quarter ended March 31, 1997 was 25.07%, compared with 22.96% for the same quarter last year.

 The market value of the Corporation's preferred stock at March 31, 1997, was $26.75 per share compared with $27.25 at March 31, 1996, and $26.25 at December 31, 1996.

 The Corporation's Tier I, total capital and leverage ratios at March 31, 1997, increased to 13.35%, 15.90% and 7.71%, respectively, as compared with 11.96%, 14.68% and 6.65% at March 31, 1996.

CONSOLIDATED STATEMENTS OF CONDITION

-------------------------------------------------------------------------------------------------------------
                                                                                            March 31,
(In thousands)
-------------------------------------------------------------------------------------------------------------
                                                                                      1997            1996

        ASSETS
         Cash and due from banks. . . . . . . . . . . . . . . . . . . . .       $   447,113        $  405,890
                                                                                -----------------------------
         Money market investments:
          Federal funds sold and securities and mortgages
            purchased under agreements to resell  . . . . . . . . . . . .           728,381           632,527
          Time deposits with other banks    . . . . . . . . . . . . . . .            59,831            26,993
          Bankers acceptances . . . . . . . . . . . . . . . . . . . . . .             1,975             1,837
                                                                                -----------------------------
                                                                                    790,187           661,357
                                                                                -----------------------------
         Investment securities available-for-sale,
          at market value   . . . . . . . . . . . . . . . . . . . . . . .         3,963,115         3,337,217
         Investment securities held-to-maturity
          at cost   . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,430,700         1,657,059
         Trading account securities, at market value  . . . . . . . . . .           263,478           295,573
         Loans held-for-sale  . . . . . . . . . . . . . . . . . . . . . .           249,317            87,486
         Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         9,972,694         9,088,593
          Less--Unearned income   . . . . . . . . . . . . . . . . . . . .           332,757           326,001
                Allowance for loan losses . . . . . . . . . . . . . . . .           191,360           174,724
                                                                                -----------------------------
                                                                                  9,448,577         8,587,868
                                                                                -----------------------------
         Premises and equipment   . . . . . . . . . . . . . . . . . . . .           372,957           335,279
         Other real estate  . . . . . . . . . . . . . . . . . . . . . . .             6,615             7,353
         Customers' liabilities on acceptances  . . . . . . . . . . . . .             1,870             1,867
         Accrued income receivable  . . . . . . . . . . . . . . . . . . .           108,320           134,247
         Other assets . . . . . . . . . . . . . . . . . . . . . . . . . .           191,912           155,707
         Intangible assets. . . . . . . . . . . . . . . . . . . . . . . .           127,297           138,180
                                                                                -----------------------------
                                                                                $17,401,458       $15,805,083
                                                                                =============================
        LIABILITIES AND STOCKHOLDERS' EQUITY
         Liabilities:
          Deposits:
            Non-interest bearing  . . . . . . . . . . . . . . . . . . . .       $ 2,213,435       $ 1,931,168
            Interest bearing. . . . . . . . . . . . . . . . . . . . . . .         8,251,718         8,251,914
                                                                                -----------------------------
                                                                                 10,465,153        10,183,082

          Federal funds purchased and securities sold
            under agreements to repurchase    . . . . . . . . . . . . . .         2,344,411         2,552,831
          Other short-term borrowings   . . . . . . . . . . . . . . . . .         1,535,911           740,088
          Notes payable   . . . . . . . . . . . . . . . . . . . . . . . .         1,153,472           684,589
          Senior debentures   . . . . . . . . . . . . . . . . . . . . . .                              30,000
          Acceptances outstanding   . . . . . . . . . . . . . . . . . . .             1,870             1,867
          Other liabilities . . . . . . . . . . . . . . . . . . . . . . .           338,126           278,056
                                                                                -----------------------------
                                                                                 15,838,943        14,470,513
                                                                                -----------------------------
          Subordinated notes  . . . . . . . . . . . . . . . . . . . . . .           125,000           175,000
                                                                                -----------------------------
          Guaranteed preferred beneficial interests in BanPonce
            Financial's subordinated debentures . .  . . . . . . . . . . .          150,000
                                                                                -----------------------------
         Stockholders' equity:
          Preferred stock   . . . . . . . . . . . . . . . . . . . . . . .           100,000           100,000
          Common stock  . . . . . . . . . . . . . . . . . . . . . . . . .           396,731           197,850
          Surplus   . . . . . . . . . . . . . . . . . . . . . . . . . . .           497,462           428,098
          Retained earnings   . . . . . . . . . . . . . . . . . . . . . .           303,268           383,641
          Unrealized losses on securities available-for-sale, net of
            deferred taxes  . . . . . . . . . . . . . . . . . . . . . . .            (9,946)              (19)
          Capital reserves  . . . . . . . . . . . . . . . . . . . . . . .                              50,000
                                                                                -----------------------------
                                                                                  1,287,515         1,159,570
                                                                                -----------------------------
                                                                                $17,401,458       $15,805,083
                                                                                =============================

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF INCOME


---------------------------------------------------------------------------------------------
                                                                            Quarter ended
                                                                               March 31,

(Dollars in thousands, except per share information)                      1997          1996
---------------------------------------------------------------------------------------------
INTEREST INCOME:
 Loans ..........................................................     $ 246,353      $217,247
 Money market investments .......................................         8,867         8,673
 Investment securities ..........................................        75,111        71,945
 Trading account securities .....................................         3,934         5,062
                                                                      -----------------------
                                                                        334,265       302,927
                                                                      -----------------------

INTEREST EXPENSE:
 Deposits .......................................................        86,195        82,996
 Short-term borrowings ..........................................        47,362        42,930
 Long-term debt .................................................        20,064        14,541
                                                                      -----------------------
                                                                        153,621       140,467
                                                                      -----------------------

 Net interest income ............................................       180,644       162,460
 Provision for loan losses ......................................        23,687        21,273
                                                                      -----------------------



 Net interest income after provision for loan losses.............       156,957       141,187
 Service charges on deposit accounts ............................        21,819        21,076
 Other service fees .............................................        22,169        17,380
 (Loss) gain on sale of securities ..............................        (1,660)          729
 Trading account profit .........................................           433           938
 Other operating income .........................................        11,494        11,869
                                                                      -----------------------
                                                                        211,212       193,179
                                                                      -----------------------

OPERATING EXPENSES:
Personnel costs:
 Salaries .......................................................        48,345        44,752
 Profit sharing .................................................         6,440         6,070
 Pension and other benefits .....................................        16,700        16,981
                                                                      -----------------------
                                                                         71,485        67,803
 Net occupancy expense ..........................................         9,002         9,318
 Equipment expenses .............................................        12,340        11,774
 Other taxes ....................................................         6,445         5,963
 Professional fees ..............................................        12,414         9,916
 Communications .................................................         7,581         6,316
 Business promotion .............................................         5,957         5,392
 Printing and supplies ..........................................         3,644         2,923
 Other operating expenses .......................................         8,819         6,740
 Amortization of intangibles ....................................         4,438         4,554
                                                                      -----------------------
                                                                        142,125       130,699
                                                                      -----------------------

 Income before taxes ............................................        69,087        62,480
 Income taxes ...................................................        19,548        17,338
                                                                      -----------------------

 NET INCOME .....................................................     $  49,539      $ 45,142
                                                                      =======================

 NET INCOME APPLICABLE TO COMMON STOCK ..........................     $  47,452      $ 43,055
                                                                      =======================

 EARNINGS PER COMMON SHARE ......................................     $    0.72      $   0.65
                                                                      =======================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

--------------------------------------------------------------------------------------------------------------
                                                                                         For the quarter ended
                                                                                                March 31,
(In thousands)                                                                           1997             1996
--------------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $     49,539      $    45,142
                                                                                -----------------------------
    Adjustments to reconcile net income to cash provided by
     operating activities:
     Depreciation and amortization of premises and equipment   . . .  . .             12,639           12,355
     Provision for loan losses  . . . . . . . . . . . . . . . . . . . . .             23,687           21,273
     Amortization of intangibles. . . . . . . . . . . . . . . . . . . . .              4,438            4,554
     Loss (gain) on sale of investment securities available-for-sale  . .              1,660             (729)
     Loss (gain) on disposition of premises and equipment  . . . . .  . .                160              (10)
     Gain on sale of loans  . . . . . . . . . . . . . . . . . . . . . . .             (4,388)          (2,792)
     Amortization of premiums and accretion of discounts
      on investments  . . . . . . . . . . . . . . . . . . . . . . . . . .                596              755
     Decrease in loans held-for-sale  . . . . . . . . . . . . . . . . . .              5,812           25,319
     Amortization of deferred loan fees and costs   . . . . . . . . . . .             (1,101)             (45)
     Net decrease in trading securities . . . . . . . . . . . . . . . . .             28,671           35,101
     Net increase in interest receivable. . . . . . . . . . . . . . . . .            (12,833)         (20,708)
     Net decrease (increase) in other assets. . . . . . . . . . . . . . .            208,050          (13,032)
     Net decrease in interest payable . . . . . . . . . . . . . . . . . .             (8,323)          (1,418)
     Net increase in current and deferred taxes . . . . . . . . . . . . .             10,317            6,208
     Net increase postretirement benefit obligation.. . . . . . . . . . .              1,473            2,253
     Net increase (decrease) in other liabilities . . . . . . . . . . . .              6,469           (5,791)
                                                                                -----------------------------
    Total adjustments . . . . . . . . . . . . . . . . . . . . . . . . . .            277,327           63,293
                                                                                -----------------------------
    Net cash provided by operating activities . . . . . . . . . . . . . .            326,866          108,435
                                                                                -----------------------------

    CASH FLOWS FROM INVESTING ACTIVITIES:
     Net decrease in money market investments . . . . . . . . . . . . . .             10,090          137,362
     Purchases of investment securities held-to-maturity. . . . . . . . .         (7,028,117)      (1,366,623)
     Maturities of investment securities held-to-maturity . . . . . . . .          6,851,253        1,354,385
     Purchases of investment securities available-for-sale  . . . . . . .         (2,056,260)      (1,717,071)
     Maturities of investment securities available-for-sale . . . . . . .             78,604          474,048
     Sales of investment securities available-for-sale. . . . . . . . . .          1,356,192        1,101,095
     Net disbursements on loans . . . . . . . . . . . . . . . . . . . . .           (249,045)        (266,068)
     Proceeds from sale of loans. . . . . . . . . . . . . . . . . . . . .            121,723           92,858
     Acquisition of loan portfolios . . . . . . . . . . . . . . . . . . .             (4,082)         (35,198)
     Acquisition of premises and equipment. . . . . . . . . . . . . . . .            (35,520)         (24,452)
     Proceeds from sale of premises and equipment . . . . . . . . . . . .              6,461            2,031
                                                                                -----------------------------
    Net cash used in investigating activities . . . . . . . . . . . . . .           (948,701)        (247,633)
                                                                                -----------------------------
    CASH FLOWS FROM FINANCING ACTIVITIES:
     Net (decrease) increase in deposits  . . . . . . . . . . . . . . . .           (298,121)         306,419
     Net increase (decrease) in federal funds purchased and securities
      sold under agreements to repurchase . . . . . . . . . . . . . . . .            468,945         (448,047)
     Net increase in other short-term borrowings  . . . . . . . . . . . .            131,906          285,381
     Proceeds from issuance of notes payable  . . . . . . . . . . . . . .            166,759          116,117
     Payments of notes payable  . . . . . . . . . . . . . . . . . . . . .                            (161,957)
     Proceeds from issuance of Series A Capital Securities  . . . . . . .            150,000
     Payments of senior debentures  . . . . . . . . . . . . . . . . . . .            (30,000)
     Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . .            (13,989)         (11,972)
     Proceeds from issuance of common stock . . . . . . . . . . . . . . .              1,080              974
                                                                                -----------------------------
    Net cash provided by financing activities . . . . . . . . . . . . . .            576,580           86,915
                                                                                -----------------------------
    Net decrease in cash and due from banks . . . . . . . . . . . . . . .            (45,255)         (52,283)
    Cash and cash due from banks at beginning of period . . . . . . . . .            492,368          458,173
                                                                                -----------------------------
    Cash and due from banks at end of period  . . . . . . . . . . . . . .       $    447,113      $   405,890
                                                                                =============================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


(Dollars in thousands except per share information)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, BP Capital Markets, Inc.; Popular International Bank, Inc. and its wholly-owned subsidiary BanPonce Financial Corp, including Banco Popular, FSB, Pioneer Bancorp, Inc., CombanCorp (second tier subsidiaries) and Equity One, Inc.; Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc.; and Metropolitana de Prestamos, Inc., as of March 31, 1997 and 1996, and their related statements of income and cash flows for the three-month periods then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments, of a normal recurring nature, for a fair presentation of such results. Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 1997 presentation.

NOTE 2 - ACCOUNTING CHANGES

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. This statement is effective for financial statements for periods ending after December 15, 1997. However, it contains no change in disclosure requirements for entities that were previously subject to the requirements of Opinion 10 and 15 and SFAS 47.

In February 1997, the FASB issued SFAS 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. It simplifies the standards for computing earnings per share previously found in APB Opinion 15, "Earnings per Share," and makes them comparable to international EPS standards. SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods and requires restatement of all prior period EPS data presented.

In June 1996, the FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supersedes SFAS 122 "Accounting for Mortgage Servicing Rights". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on a consistent application of a financial component approach that focuses on the legal and physical control over the component. Under this approach, following a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes financial assets for which control has been surrendered and financial liabilities that have been extinguished. The provisions of this statement are effective for transactions occurring after December 31, 1996. However, the FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement 125", that delays until January 1, 1998, the effective date of those provisions of the statement that deal with securities lending, repurchase agreements and similar transactions. The adoption of this pronouncement did not have a financial impact on the consolidated financial statement of the Corporation in the quarter ended March 31, 1997. In addition, this statement requires that mortgage banking enterprises recognize as separate assets the rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Also, it requires mortgage banking enterprises to assess capitalized mortgage servicing rights for impairment based on the fair value of those rights. The total cost of mortgage loans to be sold with servicing rights retained is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. These mortgage servicing rights are amortized in proportion to and over the periods of estimated net servicing income.

To estimate the fair value of mortgage servicing rights the Corporation considers prices for similar assets and the present value of expected future cash flows associated with the servicing rights calculated using assumptions that market participants would use in estimating future servicing income and expense. For purposes of evaluating and measuring impairment of capitalized mortgage servicing rights, the Corporation stratifies such rights based on predominant risk characteristics of underlying loans, such as loan type, rate and term. The amount of impairment recognized if any, is the amount by which the capitalized mortgage servicing rights per stratum exceeds its estimated fair value. Impairment is recognized through a valuation allowance. As of March 31, 1997, the carrying value, estimated fair value and valuation allowance of capitalized mortgage servicing rights were $26,367, $35,221 and $31, respectively (1996-$23,898, $26,469 and $212).

Effective January 1, 1996, the Corporation adopted SFAS 123 "Accounting for Stock-Based Compensation." This statement establishes a fair value-based method of accounting for stock-based employee compensation plans. It encourages entities to adopt this method in lieu of the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees," for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. Banco Popular provides a stock-based compensation plan for its senior management. It is a three-year incentive plan under which shares of stock of the Corporation are granted if long-term corporate performance and objectives are met. For the quarters ended March 31, 1997 and 1996, the Corporation recognized an expense of $223 and $103, respectively, related to this plan.

Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain indentifiable intangibles to be held and used by an entity as well as assets held for disposition be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the first quarters of 1997 and 1996, no impairment recognition was necessary based on this pronouncement.

NOTE 3 - INVESTMENT SECURITIES

The average maturities as of March 31, 1997, and market value for the following investment securities are:

Investments securities available-for-sale:

                                                                       March 31,
                                                             1997                        1996
                                                   Amortized      Market       Amortized        Market
                                                     Cost          Value          Cost          Value
                                                 -------------------------------------------------------
U.S. Treasury (average
   maturity of 1 year and 3 months)              $2,669,908     $2,663,911     $2,454,152     $2,453,291
Obligations of other U.S. Government
   agencies and corporations
   (average maturity of 6 years and 7 months)       312,604        308,669        440,015        439,624
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 6 years and 9 months)                 39,305         39,118         26,468         26,564
Collateralized mortgage obligations
   (average maturity of 2 years)                    486,786        485,339        109,047        108,342
Mortgage-backed securities (average
   maturity of 18 years and 4 months)               426,975        425,964        260,168        256,910
Equity securities (without contractual
   maturity)                                         20,238         20,753         27,703         34,436
Others (average maturity of 12 years
   and 9 months)                                     19,362         19,361         18,050         18,050
                                                 -------------------------------------------------------
                                                 $3,975,178     $3,963,115     $3,335,603     $3,337,217
                                                 =======================================================

Investments securities held-to-maturity:

                                                                       March 31,
                                                                1997                             1996
                                                     Amortized         Market         Amortized        Market
                                                        Cost           Value          Cost             Value
                                                     ---------------------------------------------------------
U.S. Treasury (average maturity
   of  7 months)                                      $  370,721     $  370,323     $  924,137     $  927,247
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 1 month)                                  739,617        739,064        132,271        130,950
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of  6 years and 11 months)                    59,725         60,761        218,222        220,124
Collateralized mortgage obligations (average
   maturity of 1 year and 6 months)                      130,117        129,583        262,655        260,900
Mortgage-backed securities (average maturity
   of 4 years and 2 months)                               53,159         52,646         59,706         60,395
Equity securities (without contractual
   maturity)                                              64,620         64,620         47,674         47,674
Others (average maturity of  3 years and
     9 months)                                            12,741         12,706         12,394         12,430
                                                      -------------------------------------------------------
                                                      $1,430,700     $1,429,703     $1,657,059     $1,659,720
                                                      =======================================================


NOTE 4 - PLEDGED ASSETS

Securities and insured mortgage loans of the Corporation of $3,709,321 (1996 - $2,774,689) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at march 31, 1997, amounted to $17,923 and $113,143. there are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES

Subordinated notes consist of the following:

                                                                                      March 31,
                                                                                  1997          1996
                                                                               ----------------------
 Subordinated notes issued by the Corporation on
   December 12, 1995, maturing on December 15,
   2005, with interest payable semi-annually at 6.75%                          $125,000      $125,000
                                                                               ----------------------
 Subordinated notes issued by Banco Popular on
   March 29,1989, which matured on June 15, 1996,
   with interest payable quarterly and consisting of:

 8.875% Fixed Rate Notes series A                                                            $ 15,000

 8.6875% Fixed Rate Notes series B                                                             15,000

 Floating Rate Notes series A with interest
   payable at 88% of LIBID rate                                                                19,000

 Floating Rate Notes series B with interest
   payable at 86% of LIBID rate                                                                 1,000
                                                                               ----------------------
                                                                                               50,000
                                                                               ----------------------
                                                                               $125,000      $175,000
                                                                               ======================

NOTE 7 - STOCKHOLDERS' EQUITY

Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 66,121,855 are issued and outstanding at March 31, 1997. On April 26,1996, the Corporation's Board of Directors authorized a stock split of one share for each share outstanding effected in the form of a dividend, effective July 1, 1996. As a result of the split, 33,000,590 shares were issued, and $198,004 were transferred from retained earnings to common stock. All references in the financial statements to the numbers of common shares and per share amounts have been restated to reflect the stock split. Authorized preferred stock is 10,000,000 shares without par value of which 4,000,000, non-cumulative with a dividend rate of 8.35% and a liquidation preference value of $25 per share, are issued and outstanding at March 31, 1997.

NOTE 8 - EARNINGS PER COMMON SHARE

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $47,452 and $43,055 for the quarters ended March 31, 1997 and 1996 respectively, after deducting the dividends on preferred stock. EPS are based on 66,121,855 and 65,949,872 average shares outstanding for the first quarter of 1997 and 1996, respectively, after restating for the stock split.

NOTE 9 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

During the quarter ended March 31, 1997 the corporation paid interest and income taxes amounting to $160,892 and $4,732, respectively (1996 - $148,341 and $5,554). In addition, the loans receivable transferred to other real estate and other property for the quarter ended march 31, 1997, amounted to $1,524 and $1,430, respectively (1996 - $468 and $1,142). The corporation's stockholders' equity at march 31, 1997 includes $9,946, in unrealized holding losses on securities available-for-sale, net of deferred taxes, as compared with $19 in unrealized losses as of march 31, 1996.

DIRECTORS AND OFFICERS



BOARD OF DIRECTORS                                                         OFFICES (CONT.)
Richard L. Carrion, Chairman                                               VIRGIN ISLANDS OFFICE
Alfonso F. Ballester, Vice Chairman                                           80 Kronprindsens Gade
Antonio Luis Ferre, Vice Chairman                                             Kronprindsens Quarter
Juan A. Albors Hernandez *                                                    Charlotte Amalie, St. Thomas
Salustiano Alvarez Mendez *                                                   U.S. Virgin Islands 00802
Jose A. Bechara Bravo *                                                       Telephone: (809) 774-2300
Juan J. Bermudez
Esteban D. Bird *                                                          SUBSIDIARIES
Francisco J. Carreras                                                      METROPOLITANA DE PRESTAMOS, INC.
David H. Chafey, Jr.                                                          State Road #2 Km. 6.8
Luis E. Dubon, Jr.                                                            Villa Caparra
Hector R. Gonzalez                                                            Guaynabo, Puerto Rico 00966
Jorge A. Junquera Diez                                                        Telephone: (787) 792-9292
Franklin A. Mathias*
Manuel Morales, Jr.                                                        POPULAR LEASING AND RENTAL, INC.
Alberto M. Paracchini                                                         M-1046 Federico Costa St.
Francisco Perez, Jr. **                                                       Tres Monjitas Industrial Development
Francisco M. Rexach, Jr.                                                      San Juan, Puerto Rico 00903
Jose E. Rossi **                                                              Telephone: (787) 751-4848
Felix J. Serralles Nevares
Emilio Jose Venegas **                                                    POPULAR CONSUMER SERVICES, INC.
Julio E. Vizcarrondo, Jr.                                                     10 Salud Street
                                                                              El Senorial Condominium, Suite 613
Samuel T. Cespedes, Secretary                                                 Ponce, Puerto Rico 00731
                                                                              Telephone: (787) 844-2860
 * Director of Banco Popular de Puerto Rico only
** Director of BanPonce Corporation only                                  EQUITY ONE, INC.
                                                                              523 Fellowship Road, Suite 220
EXECUTIVE OFFICERS                                                            Mt. Laurel, New Jersey 08054
Richard L. Carrion, Chairman of the Board,                                    Telephone: (609) 273-1119
   President and Chief Executive Officer
David H. Chafey, Jr., Senior Executive Vice President                     PIONEER BANCORP, INC.
Jorge A. Junquera Diez, Senior Executive Vice President                       4000 West North Avenue
Maria Isabel Burckhart, Executive Vice President                              Chicago, Illinois 60639
Roberto R. Herencia, Executive Vice President                                 Telephone: (312) 772-8600
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President                                 BANCO POPULAR, FSB
Emilio E. Pinero, Executive Vice President                                    500 Bloomfield Avenue
Carlos Rom, Jr., Executive Vice President                                     Newark, New Jersey 07107
Carlos J. Vazquez, Executive Vice President                                   Telephone: (201) 484-6525

OFFICES                                                                   POPULAR MORTGAGE, INC.
CENTRAL OFFICE                                                                268 Ponce de Leon Avenue
   Banco Popular Center, Hato Rey                                             San Juan, Puerto Rico 00918
   209 Munoz Rivera Avenue                                                    Telephone: (787) 753-0245
   San Juan, Puerto Rico 00918
   Telephone: (787) 765-9800                                              BP Capital Markets, Inc.
                                                                              1020 Popular Center
NEW YORK OFFICE                                                               Hato Rey, Puerto Rico 00918
   7 West 51st St.                                                            Telephone: (787) 766-4200
   New York, N.Y. 10019
   Telephone: (212) 315-2800                                              COMBANCORP
                                                                              6001 E. Washington Blvd.
                                                                              City of Commerce, California 90040
                                                                              Telephone: (213) 724-8800

                                                                          ATH COSTA RICA
                                                                              Cond. en Oficinas Ofiplaza del Este
                                                                              Edif. D- Piso 1, 100 metros Oeste de la
                                                                              Rotonda de la Bandera
                                                                              San Pedro, Costa Rica
                                                                              Telephone: (011) 506-280-9796

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